Introduction to SFR Cegetel Frank Esser - Chairman & CEO Pierre Trotot - Senior Executive Vice President - Finance & Administration

IMPORTANT NOTICE: INVESTORS ARE STRONGLY URGED TO READ
THE IMPORTANT DISCLAIMER AT THE END OF THIS PRESENTATION.

SFR Cegetel group structure 55.8% 43.9% Minority shareholders 0.3% 35% 65%

Cegetel (excl. TD) SFR Cegetel performances in 2003 SFR 7 067 M 7 574 M Turnover in M - 9% + 7% + 9% 1 432 M 1 964 M Ebit in M + 37% + 29 % reported reported reported reported

SFR Cegetel performances in Q1-2004 Cegetel SFR + 9% + 14% + 15% 1 807 M 2 058 M Turnover in M Ebit in M 471 M 552 M + 17% + 18 % Pro-forma (1) Pro-forma (1) (1) : Pro-forma assumes consolidation of Telecom Developement as if the merger had occurred on 01-01-2003

Key SFR Cegetel Group figures at end 2003 Pro forma 2002 2003 2003 vs 2002 2004 guidance 2003 Turnover M3 7 067 7 574 7 734 +7% Grow more > 7% o.w. mobile 6 163 6 748 6 630 +9% (excluding mobile to mobile) o.w. fixed 905 826 1 104 -9% EBITDA M3 2 314 2 741 2 907 +18% o.w. mobile 2 340 2 727 2 727 +17% o.w. fixed -27 14 180 ns Operating income M3 1 432 1 964 2 012 +37% Grow more than 13% o.w. mobile 1 547 1 993 1 993 +29% Mobile EBIT Margin 25% 30% 30% +4 pts o.w. fixed -115 -29 19 +75% CAPEX M3 588 868 962 +48% +11% in CAPEX o.w. mobile 527 798 798 +51% o.w. fixed 61 70 164 +15% Cash flow from operations M3 2 056 2 053 2 151 +0% Grow by approx. 7% o.w. mobile 2 153 2 104 2 104 -2% o.w. fixed -97 - 51 47 +48% Net debt ( - = net cash) M3 205 153 153 -25% * *: incl. TD

Mobile activities

Significant growth levers for mobile activities Grow customer base Increase voice usage Develop non-voice revenues 3 main drivers for SFR revenue growth

Grow customer base: penetration in France is well under European average Penetration in France is 15 pts below European average The young and senior people are the main levers for customer base growth in the coming years Penetration rate in major European countries March-2004 Penetration evolution per segment 2003-2008 Source: ART, Omsyc Average = 85% Source: OVUM taking into account multi- equipped people +25 pts +25 pts +14 pts 65% 71% 60% 57% 40% 35% 10-14 year-old > 60 year-old Total 2003 2008 (e) 2003 2008 (e)

SFR hosts the first VNO in France SFR and Debitel signed the first VNO agreement in France in June 2004 Debitel, the largest mobile distributor in Europe: 10 M customers in Europe, 210 M Euros in turnover in 2003 in France and 80 retail shops under the Videlec brand SFR welcomes new players that create value for the industry and bring diversity and complementarity to existing offers Debitel services for residential and business customers to be launched in July 2004 Use of SFR GSM / GPRS network - 3G in the near term No network equipment owned by Debitel Own SIM cards and handsets - "Debitel" displayed on the handset screen Debitel is totally free for tariffs and services offering

Grow customer base: SFR, leader in net additions in 2003 for the first time Source: ART Net adds FY-03 57% 62% 43% 38% SFR Rest of the market Total net adds Contract net adds Source: ART SFR has captured the largest share of the 2003 total market growth : 38% market share of net new customers in 2003 SFR captures the highest share of high value customers: 43% market share of net new contract customers in 2003 Net adds FY-03 SFR Rest of the market

Contract Prepaid 12 555 13 546 14 724 57,7% 53,1% 50,5% 49,5% 46,9% 42,3% Dec-01 Dec-02 Dec-03 Source: ART 000 customers Grow customer base: SFR, a favourable customer mix evolution The SFR customer base grows faster than the market, and is focusing on high value customers 58,5% contract customers at the end of March 2004: a positive trend (+4,31 percentage points) to secure recurring revenues

+ 7% Increase voice usage: SFR, a positive trend in voice usage Voice traffic keeps growing thanks to new offers: the average minutes of usage increased 7% over last year SFR voice usage is among the highest in Europe Average Usage per User (AUPU) Average Usage per User (AUPU) 256 mns + 7% 240 mns Mar-03 Apr-03 Sep-03 Dec-03 Mar-04 AUPU = 12 months rolling total mns (in+out) per average customer

662 3 635 3 631 3 423 3 431 3 435 3 165 3 176 3 178 3 March-03 Dec-03 March-04 March-03 Dec-03 March-04 March-03 Dec-03 March-04 SFR keeps a high level of ARPU in each segment Note: SFR ARPU = turnover net of promotions, excluding equipment sales, roaming-in and mobile interconnection divided by SFR average ART base (international common practice) In per year - 12 month rolling Prepaid ARPU Contract ARPU Increase voice usage: SFR ARPU still growing Blended ARPU

B&W browsing Light personalization MMS Multimedia personalization Content downloads MMS video TV Video downloads Messaging WAP B&W Multimedia Video time Quality and value-added services 1. 2. 3. 4. Non-voice service: a new potential for growth GSM - GPRS 3G SMS Color and Photo handsets Mobile Internet 6.7 M "multimedia" users in France at the end of 2003 Source: ART

Non-voice service: SFR, the reference operator for SMS in France SFR is the market leader for SMS in Q4-2003 (44% market share) As of March 2004, 27% of SFR customers use a color screen terminal, 7% use a camera phone 20 27% March 2003 16 March 2004 3 328 k 2 362 k 7% 5% 0% FY-02 FY-03 Color screens Photo SMS by SFR customers in 2003 SFR base handset type March 03 - March 04 March 2003 March 2004 Average number of SMS / client / month

Non-voice service : a SFR - Vodafone partnership for value creation Vodafone Live! is the leading mobile portal in Europe Vodafone Live! is used in 16 countries with more than 7.5 million customers at the end of March 2004 (excl. Japan) Exclusive terminals and handsets, unique user experience 584,000 Vodafone Live! customers in France at the end of March 2004, only 5 months after the launch The broadest footprint for 2G and 3G services in Europe Roaming agreements for UMTS with 12 other Vodafone networks at the end of 2004

+ 49% * 12 month rolling data ARPU per MMS sent X 6 average customer 433 Game download X 3 403 Ringtones download X 3 29 3 Number of GPRS session X 4 ARPU increase > 10% Q1-03 Dec-03 Q1-04 Vodafone Live! customer ARPU should increase by more than 10% Non-voice service usage takes off : 6 M of MMS sent in 2003 versus 10.1 M sent during Q1-2004 9.7 M of WAP GPRS sessions in March 2004 (4 times more than in March 2003) Non-voice service : Vodafone Live!, a significant impact on usage + 49% Vodafone Live ! Customer usage Data ARPU evolution* * 12 month rolling data ARPU per average customer

Non-voice service : SFR commitment in 3G Pre-launch of VMCC 2.5/3G in 3 cities (Paris - Lille - Lyon) May 2004 Commercial launch of 3G VMCC in 5 conurbations Roaming agreement with 5 countries, 12 at year-end June 2004 November 2004 Commercial launch of Vodafone live! 3G for the residential market Range of 2.5/3G handsets 30% coverage of French population end 04 (with a target of 58% end 05) 2.5 G / 3 G hand over + roaming in 12 countries Pre-launch of Vodafone live! 3G in 3 conurbations then 5 in July 3G launch in 2004

25% 21% 5% 6% 13% 9% 8% FY-02 FY-03 2001 2002 2003 Acquisition and retention costs as % of network revenues Acquisition costs Retention costs Contract churn rate evolution SFR target: retain the best customers As the market matures, a larger share of costs is allocated to customers' retention This focus enables to significantly reduce churn: - 11 pts in 2 years

Market share prepaid base Market share contract base Prepaid acquisition costs in per gross new add Contract acquisition costs in per gross new add SFR invests in the most profitable customers Total acquisition costs have been reduced by 10% over year This does not prevent SFR to gain market shares on the contract segment Acquisition cost definition = (dealer commissions + handset subsidies) / gross additions 35% 33% 37% 36% Market share Market share prepaid base contract base 195 174 40 28 FY-02 FY-03 FY-02 FY-03

Fixed activities

Cegetel, the largest alternative fixed player in France (1) Source: Oddo, Cegetel Fixed operators Revenues (2003) Fixed operators Ebitda (2003) 2002 A 2003 A 18 703 17 643 7 837 7 447 1 370 1 354 992 600 485 580 107 180 18 101 30 75 France Telecom Cegetel TD LD Com Tele 2 France Telecom Cegetel TD LD Com Tele 2 Merger between Cegetel (retail) and Telecom Developpement (backbone network) occurred at the end of 2003 to gain in competitiveness and profitability Market consolidation will continue over year M M

Cegetel, the largest alternative fixed player in France (2) Wholesale market : #1 with more than 50% market share Corporate market : co-leader with approx. 19% market share Residential market : #2 with approx. 23% market share Cegetel represents 28% of the value of the alternative fixed market in 2004 and ranks among the top 2 players in every segment of this market:

1998 1999 2000 2001 2002 2003 215 539 941 1290 1441 1354 Cegetel revenue and profitability growth Cegetel revenue growth 1998-2003 (M) Cegetel Ebitda growth 1998-2003 (M) 1998 1999 2000 2001 2002 2003 EBITDA -289 -114 30 4 107 168 CAGR 98-02 : +59% M NB: pro forma incl. TD

Significant growth levers for fixed activities Strengthen the leading alternative network in France Grow customer base Focus on broadband Internet 3 main drivers for Cegetel revenue and profitability growth

Strengthen the largest alternative network in France (1) 100% digital network for voice, data and Internet 20,000 km of optical fiber cable 40 Bn min on the Cegetel network, more than 15% of total commuted traffic in France 20 local-loops in optical fibers in major French business centers - 800 connected buildings 1,45 Bn Euros of cumulated CAPEX since 1997 Largest alternative network in size, capacity and capillarity

Total traffic on the Cegetel network Cegetel total commuted traffic increased by 18% over last year 2001-2003 CAGR Cegetel traffic reached 23% compared to 6% for the French market CAGR 98-02 : 1370 1354 +59% 1290 941 539 215 1998 1999 2000 2001 2002 2003 NB: pro forma incl. TD 2001 2002 2003 Market 100 106 112 100 129 152 Source: ART : French market Strengthen the largest alternative network in France (2) + 18% : Cegetel network Total market vs. Cegetel traffic evolution Volume (Bn of minutes) Base 100 in 2001

Grow customer base (1) Corporate Consumer/Soho Wholesale 0.28 0.27 0.45 Cegetel 2003 revenues 1,354 M Backbone network 20,000 business customers Voice VPN Data Internet services Corporate 3.7 M client lines Voice Internet services (yc. broadband) Residential Wholesale Corporate Wholesale 28% 45% Residential - Soho 27% Cegetel, the first alternative operator with an integrated business model 20 carriers and ISPs Transmission Voice interco. Internet services Wholesale

Grow customer base (2) + 54% 72% of the CAC 40 companies are Cegetel customers for voice and/or data services + 10% Voice client lines in 000 Installed data sites 3 767 3 431 21 581 2 758 14 015 9 487 March-02 March-03 March-04 March-02 March-03 March-04 Cegetel, a growing activity on the residential and business segments

Grow customer base (3) Voice Data Call centers - 800 numbers More than 20 000 business customers

Focus on brodband Internet (1) Accelerate the unbundling process in 2004 Roll-out of ADSL: 150 M Capex o.w. 100 M in 2003-2005 600 DSLAM at the end of June 2004 Gain ADSL market shares: 275,000 unbundled ADSL customer lines (retail and wholesale) at end of March 2004 40% increase in Cegetel Internet revenues in Q1-2004 compared with Q1-2003 Be the alternative for unbundled services at the end of 2004

Focus on broadband Internet (2) Nov-2003 Jan-2004 Q2-2004 Launch of first unbundled offer for business and wholesale customers Launch of first ADSL offers for the mass market (512 Kb/s - 1024 Kb/s - 2048 Kb/s) Launch of the 4 Mb/s offer for the mass market Launch of voice / ADSL bundles Launch of ADSL / Wifi bundles

The strengths of Cegetel on broadband Internet Alcatel infrastructure equipment of the last generation and supporting all new services VoIP, TVoADSL The willingness to cut the link between customers and France Telecom Commercial agreement with FT to provide single bill as from Q4-2004 Total unbundling offers for business, then mass market The power of a strong brand 94% of brand awareness (Millward Brown, April 2004) Strong advertising spending in 2004 to boost commercial dynamics

Telecom is and will remain a growth sector in France SFR Cegetel Group, through SFR and Cegetel is a robust and growing operator SFR and Cegetel are best positioned to gain leadership positions, especially in emerging markets (ADSL, UMTS)

LEGAL DISCLAIMER This presentation contains "forward-looking statements" as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are not guarantees of future performance. Actual results may differ materially from the forward-looking statements as a result of a number of risks and uncertainties, many of which are outside our control, including but not limited to, the risks that: the anticipated growth in SFR/Cegetel revenues, customer base and voice usage, non-voice services, networks, Internet initiatives, and emerging markets will not be realized; the synergies and other benefits associated with certain transactions will not be materialized; SFR/Cegetel will not be able to obtain the necessary approvals to finalize certain transactions; SFR/Cegetel will be unable to further identify, develop and achieve success for new products, services and technologies; SFR/Cegetel will face increased competition and that the effect on pricing, spending, third-party relationships and revenues of such competition will limit or reduce SFR/Cegetel's revenue and/or income; SFR/Cegetel will be unable to establish and maintain relationships with commerce, advertising, marketing, technology, and content providers; SFR/Cegetel will not be able to obtain or retain, upon acceptable terms, the licenses and permits necessary to operate and expand its businesses; as well as the risks described in the documents Vivendi Universal has filed with the U.S. Securities and Exchange Commission and the French Autorite des Marches Financiers (AMF). Investors and security holders may obtain copies of such documents free of charge at www.sec.gov or directly from Vivendi Universal. Vivendi Universal does not undertake, and disclaims any obligation, to provide, update or revise any forward-looking statements.